June 14, 2013

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C.  20549

CenturyLink, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 1, 2013

File No. 1-07784

Dear Mr. Spirgel:

On behalf of CenturyLink, Inc., I am responding to the comments contained in your letter, dated June 5, 2013, relating to our Annual Report on Form 10-K for the year ended December 31, 2012.  Your comments are set forth in bolded, italicized text below, and our responses are set forth in plain text beneath each comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Liquidity and Capital Resources, page 73

1.              We note your brief mention of your February 13, 2013 announcement regarding your new capital allocation strategy, which included a material stock repurchase program, a material dividend reduction, and debt repayment plans. We also note in the Liquidity section of the MD&A, if not elsewhere in the section, a registrant shall identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.  Please explain why the company’s capital allocation strategy was not more robustly discussed and analyzed.

Response:

We discussed our new capital allocation strategy in our Form 8-K report dated February 13, 2013 and during our analyst conference call held in accordance with Regulation FD on the same date.  Thereafter, we discussed these transactions in Items 5 and 7 of our Form 10-K report for the year ended December 31, 2012, and provided additional information on the status of our share repurchase program in our Form 10-Q report for the quarter ended March 31, 2013.  Consequently, we believe investors understand the nature and impact of our new strategy.

When we filed our 10-K report on March 1, 2013, we concluded that our liquidity had not materially changed.  Our capital resources, fixed commitments and operating cash flows were unaffected by our new capital allocation strategy.  Moreover, our new strategy had:

•                  no impact on our planned capital expenses,

•                  no impact on our pre-existing plans to use free cash flow to pay certain existing long-term indebtedness as it matures over the next couple of years, and

•                  no material impact on our capacity to meet our upcoming fixed commitments.

The changes resulting from the new strategy principally impact when and how we voluntarily return cash to our shareholders.  In essence, implementing our $2.0 billion two-year voluntary share repurchase program has afforded us greater short and long-term control over the amount and timing of our cash disbursements to shareholders, on the one hand, while increasing the targeted amount of cash to be returned to shareholders over a two-year period by approximately 30% (assuming full implementation of the plan), on the other hand.  Importantly, however, these changes in cash distributions to shareholders impact future discretionary payments only, and, as noted above, are not expected to have any material impact on our ability or plans to pay our upcoming fixed commitments.

For these reasons, we believe our 10-K disclosures were sufficient on the date made.  We will continue to report in our quarterly reports information on the financial impact of our cash distributions to shareholders based on our discretionary share repurchases over the preceding quarter.

Item 8. Consolidated Financial Statements and Supplementary Data, page 82

Note (6) Property, Plant and Equipment, page 110

2.              We note you changed Qwest’s capitalized labor rates to conform to your policy. This resulted in the capitalization of $40 million to $55 million of costs that would have otherwise have been reported as a period expense.  Describe for us, in detail, your labor cost capitalization policy, including a comprehensive explanation of how your policy differs with Qwest’s former policy.  Please also explain how both policies, your policy and Qwest’s former policy, are in accordance with GAAP.

Response:

As part of our business, we regularly construct assets to expand our telecommunications network using internal and external resources.  Our labor cost capitalization policy, as well as Qwest’s former policy, is to record acquired assets at historical cost, including all costs incurred to bring the asset to the condition and location necessary for its intended use, which is consistent with the guidance provided in ASC 360-10-30-1.  ASC 360-10-20 provides that the costs of acquiring an asset should include costs from all the activities required to prepare the asset for its intended use, including administrative and technical activities, and activities to overcome unforeseen obstacles.  We include in our costs of construction (i) costs of materials, direct labor, and other direct costs and (ii) allocations of costs related to the acquisition of equipment, vehicles and tools utilized in the construction, and construction and engineering supervision.  Internal payroll and payroll related costs (including employee benefit costs) for employees who are directly associated with and who devote time to the construction project are capitalized to the extent of the time spent on the project.

Although CenturyLink and Qwest have historically determined project development costs in substantially the same manner, each company historically computed its capitalized labor rate differently.  CenturyLink computes its capitalized labor rate by dividing expenses eligible for capitalization by the total project-specific hours (excluding supervisor’s time) recorded to timesheets of employees working directly on construction activities. Project-specific hours are defined as hours worked either on individual specific capital projects or individual specific expense projects. Non-project specific hours are defined as reported hours that do not relate to an individual specific project activity code, but are hours worked by those employees who directly participate in capital and expense projects (e.g., time spent in meetings to discuss the status of multiple projects).  Qwest’s former methodology was to divide expenses eligible for capitalization by the total hours worked as recorded to timesheets of employees working on construction activities. Total hours worked included non-project specific time.  In essence, the difference between the two methodologies is that:

•                  CenturyLink partially expenses and partially capitalizes the cost of its hours worked that were not specific to a particular capital or expense project by proportion to the hours recorded for specific capital projects and specific expense projects, whereas

•                  Qwest fully expensed the cost of all hours that were not specific to an individual capital project, and thereby employed a lower capitalization rate.

In illustration, assume the simple situation where one of our network technicians works on just two projects during the month.  He or she spends 79 hours on project A (a capital project that expands our network), 79 hours on project B (a repair and maintenance project not deemed capitalizable)

and 2 hours in meetings that pertain to both projects.  The total costs for the two projects during the month are only this one employee’s costs, which amounts to $5,000 including benefits.  Under our labor cost capitalization policy, the capitalized labor rate would be $31.65 ($5000 / (79+79) and we would capitalize $2,500 ($5,000 * 79 / (79 + 79)) to project A since exactly half of the technician’s time coded to specific projects was for project A and expense $2,500.  However, under Qwest’s labor cost capitalization policy prior to 2012, the capitalized labor rate would have been $31.25 ($5000 / (79+79+2) and we would have capitalized $2,468.75 ($5,000 * 79 / (79 + 79 + 2)) to project A and $2,531.25 would have been expensed, since the two hours spent in the meetings would have been included in the denominator of total time worked for the month.

As stated in Note 6, page 110 in Item 8 on our Form 10-K, we changed Qwest’s capitalization labor rate to conform to CenturyLink’s methodology effective January 1, 2012, when we transitioned certain of Qwest’s legacy systems to CenturyLink’s time tracking and general ledger systems.  We believe both our and Qwest’s labor cost capitalization policies are in accordance with GAAP.

Note (13) Segment Information, page 141

3.              We note that on page 102 you disclose your goodwill balance according to reportable segment. Please explain why you have not disclosed all assets by reportable segment in accordance with ASC 280-10-50-22.

Response:

ASC 280-10-50-26 states that: “If no asset information is provided for a reportable segment, that fact and the reason therefore shall be disclosed”.  In accordance with that directive, we included in Note 13 on page 146 the following paragraph:

We do not assign depreciation and amortization expense to our segments, as the related assets and capital expenditures are centrally managed.  Similarly, severance expenses, restructuring expenses and, subject to an exception for our enterprise markets—data hosting segment, certain centrally managed administrative functions (such as finance, information technology, legal and human resources) are not assigned to our segments.  Interest expense is also excluded from segment results because we manage our financing on a total company basis and have not allocated assets or debt to specific segments.  In addition, other income (expense) does not relate to our segment operations and is therefore excluded from our segment results.

We believe this discloses to the users of our financial statements that we centrally manage our assets and do not track our assets by segment as our integrated telecommunications network supports most of the products and services provided by our operating segments.  As such, we have determined that allocating our assets (consisting primarily of our telecommunications network) by segment is not meaningful for management purposes and therefore our chief operating decision maker (“CODM”) does not review such information.  However, for increased clarity we intend to expand our disclosure in our upcoming Report on Form 10-Q for the six months ending June 30, 2013 to include the explicit statement, “Our assets and capital expenditures are not monitored by or reported to the CODM by segment.”

As you note in your comment, we do disclose our goodwill by reporting unit as required by ASC 350-20.  This allocation of our goodwill to reporting units is completed solely for purposes of testing goodwill for impairment.  The CODM does not receive this goodwill information by reporting unit in any internal periodic performance reports, nor is such information used in evaluating segment performance or making resource allocation decisions.

*   *   *   *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the filing noted above; that your comments or changes we make to disclosures in response to your comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings; and that we may not assert your comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at (318) 388-9003.

Sincerely,

/s/ David D. Cole

David D. Cole
Executive Vice President, Operations Support and Controller

cc: W. Bruce Hanks, Chair — CenturyLink, Inc. Audit Committee